

Mail Stop 3720

May 28, 2010

VIA US MAIL AND FAX (212) 975-6910
Joseph R. Ianniello
Executive Vice President and Chief Financial Officer
CBS Corporation
51 W. 52nd Street
New York, NY 10019

> **RE: CBS Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed February 25, 2010**
> **File No. 001-09553**

Dear Mr. Ianniello:

We have reviewed your response letter dated May 14, 2010 and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2009

Impairment of Goodwill and Intangible Assets, page II-31
3) Goodwill and Intangible Assets, page II54

1. We note your response to comment six in our letter dated April 13, 2010. For *each* unit of accounting with a significant carrying amount, please disclose

   - its carrying amount
   - your key assumptions under the Greenfield Method with respect to estimated annual cash flows over the build-up projection period and your basis for those assumptions.
   - any uncertainty associated with your key assumptions, including any market-specific event and/or circumstance that has negatively impacted, or could negatively impact, its fair value.

15) Reportable Segments, page II-84

2. We note your response to comment seven in our letter dated April 13, 2010. Based on the reporting unit reorganization guidance in ASC Topic 350-20-35-45 and 46, it appears that you are required to reallocate goodwill to reporting units, using a relative fair value allocation approach. In this regard, tell us whether you performed a goodwill impairment test of your reporting units prior to the realignment of your internal management structure in the fourth quarter of 2009.

3. Please tell us the following:

   - what your basis was for reallocating assets and liabilities, including goodwill, from the former reporting units to the new reporting units.
   - if any of the former reporting units were at risk of failing step one of the goodwill impairment test, prior to the reorganization.

4. Additionally, you stated that "The Company does not utilize the aggregation criteria in determining its reportable segments or reporting units." Tell us your consideration of each TV and radio market as a component. Refer to your basis in the accounting literature.

5. We note your response to comment eight in our letter dated April 13, 2010. Per your statements, "While Stations are still dependent on the Network for content, the Network is less dependent on the contributions provided by its stations to obtain a return on its programming investments." In this regard, please tell us the following:
   - how you determine film content and the related amortization allocable to Entertainment (CBS Television) and Local Broadcasting (CBS Television Stations)
   - how you allocate national/ local advertising, content licensing/ distribution and affiliation fee television revenues between Entertainment (CBS Television) and Local Broadcasting (CBS Television Stations).

Refer to ASC Topic 280-10-50-29.

Form 10-Q for the Quarter Ended March 31, 2010

9) Income Taxes, page 13
Provision for Income Taxes, page 32

6. Tell us more in detail the nature of the "$26.4 million reversal of previously established deferred tax liabilities" that partially offset the tax effect of the recently enacted Patient Protection and Affordable Care Act.

*   *   *   *

Joseph R. Ianniello
CBS Corp.
May 28, 2010
Page 3

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Carlos Pacho, Senior Assistant Chief Accountant at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc. Stephen Giove, via FAX (646) 848-7325